

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2019

Chris M. Paris
Senior Vice President and Chief Financial Officer
Jason Industries, Inc.
833 East Michigan Street, Suite 900
Milwaukee, Wischonsin 53202

> **Re: Jason Industries, Inc.**
> **Form 10-K/A for the Year Ended December 31, 2018**
> **Filed May 13, 2019**
> **Form 8-K Filed May 2, 2019**
> **File No. 001-36051**

Dear Mr. Paris:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing and
        Construction